

July 27, 2012

Via E-Mail
Scott Perry
Chief Financial Officer
AuRico Gold Inc.
110 Yonge Street, Suite 1601
Toronto, Ontario M5C 1T4

      Re: **AuRico Gold Inc.**
                 Form 40-F for the Fiscal Year Ended December 31, 2011
                 Filed March 29, 2012
                 Response dated July 11, 2012
                 File No. 001-31739

Dear Mr. Perry:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2011

Exhibit 99.3

Consolidated Financial Statements

Notes to the Consolidated Financial Statements, page 6

3. Summary of significant accounting policies, page 6

(f) Long-lived assets, page 8

Mining interests, page 9

1.   We note the percentage and amount of measured and indicated, and inferred resources that were included in the portion of mineralization expected to be classified as reserves during fiscal year 2011 in your response to comment three of our letter dated June 12, 2012. Please also provide us with this information for fiscal years 2009 and 2010, and include a discussion of the reason(s) for any significant changes in measured and indicated, and inferred resources between 2009 and 2011 in your response.

2.   We note the table of changes in reserves at your current operations between 2009 and 2011 in your response to comment three of our letter dated June 12, 2012; and that increases in reserves have been a result of conversion of inferred material to measured and indicated, and proven and probable, and the discovery of new mineralization that has been directly brought into proven and probable. Please advise us of the following:

   a.   Tell us whether you have any specific information as to the conversion of inferred resources to measured and indicated resources, and proven and probable reserves for each mine during fiscal years 2009 to 2011 and, if so, provide us with this information.

   b.   Also further explain to us the specific factors that you considered for each mine to determine the percentage of inferred resources that were included in the portion of mineralization expected to be classified as reserves.

        You may contact Joanna Lam at (202) 551-3476 or Melissa Rocha at (202) 551- 3854 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding engineering comments.

                                            Sincerely,

                                            /s/Tia L. Jenkins

                                            Tia L. Jenkins
                                            Senior Assistant Chief Accountant
                                            Office of Beverages, Apparel, and
                                            Mining